UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.   )*

Under the Securities Exchange Act of 1934

GVI Security Solutions, Inc.
(Name of Issuer) Common Stock, $0.001 par value
(Title of Class of Securities) 36242E 10 1
(CUSIP Number) W. Scott Wallace, Esq. Haynes and Boone, LLP 901 Main Street, Suite 3100 Dallas, Texas 75202 (214) 651-5587
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 5, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box 9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 36242E 10 1	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Patricia W. Wade
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER 3,462,287

NUMBER OF SHARES	8	SHARED VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 3,462,287

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,462,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75007.

Item 2.  Identity and Background.

(a) The name of the person filing this Schedule 13D is Patricia W. Wade (the “Reporting Person”).

(b) The Reporting Person resides at 7706 Bantry Lane, Dallas, Texas 75248.

(c) Not applicable

(d) and (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 3,462,287 shares of the Issuer’s Common Stock for no monetary consideration following her husband’s death and in connection with the probate of the estate of her late husband, Thomas M. Wade.

Item 4.  Purpose of Transaction.

The Reporting Person acquired 3,462,287 shares of Common Stock following her husband’s death and in accordance with the probate laws of the State of Texas and for the purpose of administering and settling the estate of Thomas M. Wade. The Reporting Person currently holds the shares for investment purposes, but intends to review her investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person, either in the open market or in privately negotiated transactions.

The Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) though (j), inclusive, of Item 4 of Schedule 13D, but reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider her position, change her purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.  Interest in Securities of the Issuer.

(a) As of January 19, 2006, the Reporting Person was the beneficial owner of 3,462,287 shares of Common Stock (which represents approximately 6.9% of the Issuer’s outstanding Common Stock as of November 11, 2005, as disclosed in the Issuer’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2005).

(b)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Patricia W. Wade	3,462,287	0	3,462,287	0

(c) The Reporting Person acquired 1,677,844 shares of the Issuer’s Common Stock on January 5, 2006 for no monetary consideration in connection with the probate of the estate of Thomas M. Wade.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 19, 2006

By:	/s/ Patricia W. Wade
Patricia W. Wade